

EMPIREBUILDER
TAX-FREE BOND FUND

March 12, 2013

<u>FILED VIA EDGAR</u>

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Empire Builder Tax Free Bond Fund (the "Fund")
File No. 811-03907

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, Rider No. 5 and Endorsement No. 9 to the Fidelity Bond which was filed with the Securities and Exchange Commission (“Commission”) on January 13, 2012. The sole purpose of this amendment is extend the expiration date of the Bond to 12:01 a.m. on May 12, 2013.

There are no other changes to the Fidelity Bond, or related materials, as filed with the Commission on January 13, 2012.

Please contact the undersigned at 513-587-3451 if you have any questions concerning this filing.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary

Enclosure

 **ICIM** Services
Partners In Risk Management

March 11, 2013

Mr. Frank L. Newbauer
Assistant Vice President – Fund Administration
Ultimus Fund Solution, LLC
225 Pictoria Drive, Suite 450
Cincinnati, OH 45246

Re: **The Empire Builder Tax Free Bond Fund ("Empire")**
         ICI Mutual Investment Company Blanket Bond No. 88219111B ("Bond")
         Directors and Officers/Errors and Omissions Policy No. 88219111D ("Policy")

Dear Frank:

Attached please find Rider No. 5 to the above-referenced Bond and Endorsement No. 9 to the above-referenced Policy, amending the expiration date of the policies. Please attach these updates it to your policies immediately upon receipt.

If you have any questions regarding any of the enclosed information, please contact the undersigned at 202-326-5462.

Sincerely,



Joseph R. Costello
Underwriter

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED	BOND NUMBER
The Empire Builder Tax Free Bond Fund	**88219111B**

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
December 12, 2012	**December 12, 2011 to May 12, 2013**	

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on May 12, 2013

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 9

INSURED	BOND NUMBER
The Empire Builder Tax Free Bond Fund	**88219111D**

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
December 12, 2012	**December 12, 2011 to May 12, 2013**	

In consideration of the premium charged for this policy, it is hereby understood and agreed that the expiration date of the Policy Period set forth in Item 2 of the Declarations is hereby amended to be

    12:01 a.m. on May 12, 2013

standard time at the address of the Company as stated in Item 1 of the Declarations.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

THE EMPIRE BUILDER TAX FREE BOND FUND

The following are the resolutions unanimously adopted by the members of the Board of Trustees of the Fund (including those who are not "interested persons" of the Fund as defined in the Investment Company Act of 1940, as amended (the "1940 Act") at a meeting held on the 10th day of December, 2012:

> RESOLVED, by a majority of the Board and separately by a majority of the Independent Trustees, that the fidelity bond (the "Bond") issued by ICI Mutual Insurance Company, covering each officer and employee of the Fund against larceny and embezzlement, in the amount of $525,000 for a six-month term ending June 12, 2013, and in the proposed form presented at this Meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to, (i) the amount of the Bond, (ii) the expected value of the aggregate assets of the Fund to which any officer or employee of the Fund may have access, (iii) the amount of the premium for such Bond, (iv) the type and terms of the arrangements made for the custody and safekeeping of such assets, and (v) the nature of the securities in the Fund's portfolio, be, and it hereby is, approved; and

> FURTHER RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to increase the amount of the Bond coverage from time to time to ensure adequate coverage based upon the value of the Fund's assets and to enable the Fund to remain in compliance with the 1940 Act and the rules promulgated thereunder; and

> FURTHER RESOLVED, that the Secretary of the Fund or his delegate be, and each hereby is, authorized to make all necessary filings and give all notices and information with respect to such Bond required by paragraph (g) of rule 17g-1 under the 1940 Act; and

> FURTHER RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.

Witness my hand this 11th day of March, 2013.

/s/ Frank L. Newbauer
Frank L. Newbauer
Secretary